Exhibit 99.2

Newmark International, Inc. and Pfleiderer Leasing USA, Inc.

Condensed Combined Balance Sheet
March 31, 2004 and December 31, 2003

	(Unaudited)
	March 31, 2004	December 31, 2003
Assets
Current assets:
Cash	$614,093	$1,563,039
Trade accounts receivable, net	13,429,191	14,060,824
Inventories	13,677,000	11,003,841
Deferred and recoverable income taxes	1,636,481	481,000
Prepaid expenses and other current assets	702,523	933,655

Total current assets	30,059,288	28,042,359

Property, plant and equipment, net	27,505,616	31,262,702

Goodwill	2,769,107	2,769,107

Total assets	$60,334,011	$62,074,168

Liabilities and stockholder’s equity
Current liabilities:
Revolving credit agreements	$9,596,992	$8,000,000
Trade accounts payable	4,551,212	4,901,299
Income taxes payable	—	936,396
Accrued expenses	1,700,718	2,062,411
Current portion of long-term debt	112,053	108,589

Total current liabilities	15,960,975	16,008,695

Note payable to parent	2,719,755	2,826,662
Dividend payable to parent	12,000,000	12,000,000
Deferred income taxes	3,421,394	3,516,000

Stockholder’s equity:
Common stock	1,500	1,500
Additional paid-in capital	17,451,167	17,451,167
Retained earnings	8,779,220	10,270,144

Total stockholder’s equity	26,231,887	27,722,811

Total liabilities and stockholder’s equity	$60,334,011	$62,074,168

See accompanying notes to condensed combined financial statements

Newmark International, Inc. and Pfleiderer Leasing USA, Inc.

Condensed Combined Statements of Income
Three months ended March 31, 2004 and 2003
(Unaudited)

	March 31, 2004	March 31, 2003
Net sales	$21,851,720	$20,881,800
Cost of sales	17,305,038	15,854,386

Gross profit	4,546,682	5,027,414

Impairment loss (note 5)	4,124,408	—
Selling, general and administrative expenses	2,647,905	2,756,381

Operating income (loss)	(2,225,631)	2,271,033

Other expenses (income):
Interest, net	100,123	302,781
Other, net	19,241	(3,000)

	119,364	299,781

Income (loss) before income taxes	(2,344,995)	1,971,252

Income tax expense (benefit)	(854,071)	764,796

Net income (loss)	$(1,490,924)	$1,206,456

See accompanying notes to condensed combined financial statements.

Newmark International, Inc. and Pfleiderer Leasing USA, Inc.

Condensed Combined Statements of Cash Flows
Three months ended March 31, 2004 and 2003
(Unaudited)

	March 31, 2004	March 31, 2003
Operating activities
Net income (loss)	$(1,490,924)	$1,206,456
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	973,979	963,255
Deferred income taxes	(1,250,087)	(13,504)
Impairment loss	4,124,408	—
Loss on asset dispositions	17,742	—
Changes in operating assets and liabilities:
Trade accounts receivable	465,779	669,379
Inventories	(4,217,709)	(1,165,092)
Prepaid and other current assets	223,139	(37,375)
Trade accounts payable	(23,836)	813,220
Income taxes payable	(936,396)	(244,700)
Other accrued liabilities	(178,031)	(1,795,523)
Due to parent	—	541,251

Net cash flows from operating activities	(2,291,936)	937,367

Investing activities
Purchases of property, plant and equipment	(150,559)	(907,973)

Net cash flows from investing activities	(150,559)	(907,973)

Financing activities
Net proceeds on revolving credit agreements	1,596,992	1,858,143
Principal payments on long-term debt	(103,443)	—
Principal payments under capital lease obligations		(5,025)
Principal payments on note payable to parent		(91,935)
Dividend payments		(8,000,000)

Net cash flows from financing activities	1,493,549	(6,238,817)

Net (decrease) in cash	(948,946)	(6,209,423)
Cash at beginning of year	1,563,039	6,389,792

Cash at end of year	$614,093	$180,369

Supplemental disclosures of cash flow information
Interest paid	$85,237	$310,692
Income taxes paid	1,085,684	1,023,000

See accompanying notes to condensed combined financial statements.

Newmark International, Inc. and Pfleiderer Leasing USA, Inc.

Notes to Combined Financial Statements (continued)

1. Significant Accounting Policies

Condensed Combined Financial Statements

     The condensed combined financial statements include the accounts of Newmark International, Inc. (Newmark) and its affiliate, Pfleiderer Leasing USA, Inc. (PLUSA), collectively referred to as the “Company.” All intercompany account balances and transactions primarily consisting of rental payments, deferred gain on sale-leaseback, and related tax effect, have been eliminated in combination.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2003 audited financial statements. The accounting policies and methods of computation followed in these interim financial statements are the same as those followed in the financial statements for the year ended December 31, 2003. The results of operations for the periods ended March 31, 2004 and 2003, respectively, are not necessarily indicative of the operating results for the full year.

Stock-Based Compensation

     The Company accounts for stock options granted by the parent, for the purchase of shares of the parent’s stock by employees of the Company, using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). Under this method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the parent’s stock at the date of the grant over the amount an employee must pay to acquire the parent’s stock.

     Had compensation for the Company employees’ participation in the parent’s stock option plan been accounted for using the fair value method prescribed in Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, pro-forma net income would have been as follows for the three months ended March 31, 2004 and 2003:

	March 31, 2004	March 31, 2003
Net income (loss), as reported	$(1,490,824)	$1,206,456
Add: Stock-based compensation cost, net of tax, included in the determination of net income as reported	—	–
Deduct: Stock-based compensation cost, net of tax, that would have been included in the determination of net income had the fair value method been used	(16,700)	(16,700)

Pro-forma net income (loss)	$(1,507,524)	$1,189,756

Newmark International, Inc. and Pfleiderer Leasing USA, Inc.

Notes to Combined Financial Statements (continued)

2. Inventories

     Inventories at March 31, 2004 and December 31, 2003 consist of the following:

	March 31, 2004	December 31, 2003
Finished goods	$5,246,771	$5,595,714
Work-in-progress	3,532,901	1,611,816
Raw materials and supplies	4,897,328	3,796,311

	$13,677,000	$11,003,841

3. Dividends Payable to Parent

     On December 19, 2001, the Company entered into a dividend agreement with its parent whereby any dividends declared subsequent to December 31, 2001 and prior to January 1, 2005 shall not be paid before January 1, 2005. At any time on or after January 1, 2005, the Company will pay such dividends within 30 days of receiving notice of demand for payment.

     On December 20, 2001, the Company declared a $17,000,000 dividend payable to its parent of record as of December 28, 2001. Interest is payable quarterly at the rate of 5.25% per annum on the unpaid balance.

     The Company and its parent amended the dividend agreement on December 31, 2002. The amendment provides that, upon written request from the parent, the Board of Directors of the Company shall determine whether to pay the requested dividend payment. If the Board of Directors of the Company determines that it has sufficient funds on hand or readily available to make the requested payment without compromising its ability to fund working capital requirements and planned capital investments, the Board of Directors may authorize the payment.

     On December 31, 2002, the Company declared an $8,000,000 dividend payable to its parent of record as of December 31, 2002. In accordance with the provisions of the dividend agreement amendment, the Company paid this dividend on February 17, 2003.

     On June 27, 2003, in accordance with the provisions of the dividend agreement amendment, the Company paid $5,000,000 of the $17,000,000 dividend declared on December 20, 2001, leaving $12,000,000 outstanding as of December 31, 2003. On April 16, 2004, the parent of the Company terminated this dividend agreement.

4. Related Party Transactions

     From time to time, in the ordinary course of business, the Company conducts transactions with its parent. During the three months ended March 31, 2003, the Company purchased fixed assets of $663,458 from the parent. No fixed assets were purchased from the parent in the three months ended March 31, 2004. The Company recognized approximately $43,000 and $278,000 in interest expense on the dividend

Newmark International, Inc. and Pfleiderer Leasing USA, Inc.

Notes to Combined Financial Statements (continued)

payable to the parent and note payable to the parent during the three months ended March 31, 2004 and 2003, respectively.

5. Impairment Loss

     On April 1, 2004, the Company sold its fiberglass pole business and assets to FRP Poles, Inc., a wholly-owned subsidiary of the parent company. The sales price consisted of cash proceeds of $1,040,000 plus assumption of all liabilities totaling approximately $1,800,000. Accordingly, an initial pre-tax loss of approximately $3,200,000 ($1,920,000 after-tax) plus an additional expense of $925,000 ($672,000 after-tax) is included in the condensed combined statement of income for the three months ended March 31, 2004.

6. Subsequent Event

     On February 23, 2004, the parent entered into an agreement to sell 100% of the outstanding stock of both Newmark and PLUSA to Valmont Industries, Inc. (Valmont). The sale closed on April 16, 2004. Under the terms of the agreement, the Company and its parent executed a dividend termination agreement and the $12,000,000 dividend payable at March 31, 2004 was cancelled. The agreement also called for Valmont to retire at closing the $8,000,000 revolving credit agreement with a European bank and the promissory note to the parent. On April 16, 2004, Valmont repaid the outstanding balance on the revolving credit agreement of $8,000,000 and $2,829,948 related to the promissory note to the parent. The Company intends to rely on Valmont for working capital, capital expenditure and financing requirements.